UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 3)*


                          Nortel Inversora S.A.
                             (Name of Issuer)

    American Depositary Shares representing Series B Preferred Shares
                      (Title of Class of Securities)

                                656567401
                              (CUSIP Number)

                              July 31, 2006
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: 656567401                                                Page 1 of 7


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  3,127,790


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        156,390
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     156,390     Beneficial ownership disclaimed pursuant to Rule 13d-4



 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.6%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC







CUSIP: 656567401                                                Page 2 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  3,127,790


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        156,390
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     156,390     Beneficial ownership disclaimed pursuant to Rule 13d-4



 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.6%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA






CUSIP: 656567401                                                Page 3 of 7

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 3

Item 1(a)     Name of Issuer:
       Nortel Inversora S.A.

Item 1(b)     Address of Issuer's Principal Executive Offices:
       Alicia Moreau de Justo 50
       Piso 11, 1107 - Buenos Aires
       Argentina

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc. and Capital International,
       Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       American Depositary Shares representing Series B Preferred
       Shares

Item 2(e)     CUSIP Number:
       656567401

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 and 3

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
CUSIP: 656567401                                                Page 4 of 7

       (iv)   Shared power to dispose or to direct the disposition of:

       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 156,390 shares or 10.6% of the 29,409,000 shares of Series B Preferred Shares, including American Depositary Shares representing Series B Preferred Shares, believed to be outstanding.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 156,390 shares or 10.6% of the 29,409,000 shares of Series B Preferred Shares, including American Depositary Shares representing Series B Preferred Shares, believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       All of the shares reported are held in the form of American Depositary Shares, which represent 156,390 Series B Preferred Shares.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital International Research and Management, Inc. dba
          Capital International, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

CUSIP: 656567401                                                Page 5 of 7



       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          August 10, 2006

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Chairman
                       Capital Group International, Inc.

        Date:          August 10, 2006

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Vice Chairman
                       Capital International, Inc.



        *By    /s/ Michael Downer
               Michael Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.

















CUSIP: 656567401                                                Page 6 of 7


                               AGREEMENT

                            Los Angeles, CA
                            August 10, 2006

  Capital Group International, Inc. ("CGII") and Capital
International, Inc. ("CII") hereby agree to file a joint statement on
Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary
Shares representing Series B Preferred Shares issued by Nortel
Inversora S.A.

  CGII and CII state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII and CII are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Vice Chairman
                                   Capital International, Inc.


*By  /s/ Michael Downer
     Michael Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.















CUSIP: 656567401                                                Page 7 of 7